Exhibit 99.1

Ambow Education Announces Plan to Implement ADS Ratio Change

CUPERTINO, California, January 29, 2024 -- Ambow Education Holding Ltd. (NYSE American: AMBO) ("Ambow" or the "Company"), an AI technology-driven educational company, today announced its plan to change the ratio of its American depositary shares ("ADSs") to its Class A ordinary shares from one (1) ADS, representing two (2) Class A ordinary shares, to one (1) ADS representing twenty (20) Class A ordinary shares (the "ADS Ratio Change"). The ADS Ratio Change is expected to become effective on or about February 20, 2024, U.S. Eastern Time (the "Effective Date").

The ADS Ratio Change will have the same effect as a one-for-10 reverse ADS split for ADS holders. The ADS Ratio Change will have no impact on the Company's underlying Class A ordinary shares, and no Class A ordinary shares will be issued or canceled in connection with the ADS Ratio Change. On the Effective Date, holders of the ADSs will be required to surrender and exchange every ten (10) then-held ADSs for one (1) new ADS. Holders of ADSs in the Direct Registration System ("DRS") and in The Depository Trust Company ("DTC") will have their ADSs automatically exchanged and need not take any action. Citibank, N.A., as the depositary bank for the Company's ADS program (the "Depositary"), will arrange for the exchange.

No fractional new ADSs will be issued in connection with the ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the Depositary, and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the Depositary.

The ADSs will continue to be traded on NYSE American under the symbol "AMBO." The Company expects this ratio change will restore the Company’s compliance with the NYSE American's continued listing standards, as set forth by the NYSE and disclosed by Ambow on October 10, 2023. As a result of the ADS Ratio Change, the ADS price is expected to increase proportionally. The Company can give no assurance that the ADS price after the ADS Ratio Change will be proportionally equal to or greater than the previous ADS price prior to the change.

About Ambow

Ambow Education Holding Ltd. is a U.S.-based, AI technology-driven educational company. Its mission is to empower educators, students, higher learning institutions and organizations with advanced technology designed explicitly for the education industry. Through HybriU, Ambow’s dynamic patented open-platform technology that facilitates hybrid learning, and its for-profit college, New School of Architecture & Design based in San Diego, California, Ambow offers high-quality, individualized, and dynamic career education services and products. For more information, visit Ambow’s corporate website at https://www.ambow.com/.

Follow us on Twitter: @Ambow_Education

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. These forward- looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Ambow and the industry. All information provided in this press release is as of the date hereof, and Ambow undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Ambow believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information, please contact:

Ambow Education Holding Ltd.

Email: ir@ambow.com

The Piacente Group | Investor Relations

Tel: +1-212-481-2050

E-mail: ambow@tpg-ir.com